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Exhibit 99.6

January 24, 2002
Trading Symbol: DBSH

DBS HOLDINGS PROPOSES NAME CHANGE AND INCREASE IN SHARE CAPITAL

Vancouver, B.C., January 23, 2002/ The Board of Directors of DBS Holdings, Inc., (DBSH:OTCBB) has filed a Definitive Schedule 14A with the United States Securities and Exchange Commission and is soliciting shareholder approval, to be received no later than February 22, at 9:30 a.m. PST at the Company's offices, of the following actions:

Amendment of the Company's Articles of Incorporation to:

1. Change the name of the Company to MIV Therapeutics Inc.
2. Increase the number of shares of common stock, par value $0.001 per share, that the Company is authorized to issue from 20,000,000 shares to 80,000,000 shares. 3. Authorize up to 20,000,000 shares of preferred stock with class and series designations, par values, voting rights, and relative rights and preferences to be determined by the Board of Directors of the Company from time to time.

The board has elected to solicit the written consent of certain stockholders to these actions. These stockholders hold shares of the Company's common stock representing approximately 57 percent of the voting power of the Company. Accordingly, should the holders of at least 90 percent of the shares solicited return the signed written consent enclosed herewith, the board will be authorized to take the action listed above.

The Board feels the proposed name change will more accurately reflect the company's business strategy and presence in the biotechnology community. The increase of common stock and authorization of preferred stock will provide flexibility for future financing alternatives. The board unanimously recommends that stockholders consent to this proposal and encourages their prompt reply. Approval of this amendment to our Articles of Incorporation will require the affirmative vote of at least 51 percent of the shares of common stock outstanding as of the December 12, 2001 record date.

DBS Holdings has executed and closed a share-exchange and finance agreement with M-I Vascular Innovations, Inc. and its wholly owned subsidiary, MIVI Technologies Inc. MIVI Technologies is a bio-medical development company manufacturing a laser cut coronary stent that has been designed and engineered to be used as a potential platform for stent-based drug delivery systems.

For further information, please contact:
Daniel Byrne
Investor Relations
(888) 998-8886